Cascade Cultures LLC

Profit and Loss
January - December 2019

	TOTAL
Income	
Rent Share	6,700.00
Sales	0.00
Farmers Markets	6,239.80
Wholesale	0.00
Square Invoices	61,013.04
Total Wholesale	**61,013.04**
Total Sales	**67,252.84**
Total Income	**$73,952.84**
Cost of Goods Sold	
Cost of Goods Sold	2,229.95
Cost of Labeling/Packaging - COS	1,335.75
Ingredients	0.00
Local Culture (deleted)	6,856.25
Super Belly	9,456.20
Total Ingredients	**16,312.45**
Shipping	0.00
Backhauling/Delivery	4,000.20
Total Shipping	**4,000.20**
Supplies	5.60
Glass	7,901.30
Labels	3,449.74
Packing Materials	679.41
Plastic	300.22
Total Supplies	**12,336.27**
Total Cost of Goods Sold	**36,214.62**
Total Cost of Goods Sold	**$36,214.62**
GROSS PROFIT	**$37,738.22**
Expenses	
Automobile	1,004.44
Bank Charges & Fees	25.00
Equipment	3,279.13
Equipment Repair & Maintenance	210.83
Facilities	0.00
Insurance	824.00
Rent & Lease	16,058.00
Repairs & Maintenance	12,364.67
Utilities	5,821.79
Total Facilities	**35,068.46**

Cascade Cultures LLC

Profit and Loss
January - December 2019

	TOTAL
General Admin	0.00
Legal & Professional Services	8,750.60
Office Supplies & Software	822.45
Taxes & Licenses	780.83
Total General Admin	**10,353.88**
Interest Paid	-8.11
Marketing & Sales	0.00
Demos	560.93
Events	170.00
Farmers Markets	4,713.54
Graphic Design	280.00
Marketing	2,266.06
Sales	324.81
Travel	18.99
Lodging	238.25
Meals & Entertainment	592.22
Total Travel	**849.46**
Web	484.70
Total Marketing & Sales	**9,649.50**
Total Expenses	**$59,583.13**
NET OPERATING INCOME	$ -21,844.91
Other Expenses	
Reconciliation Discrepancies	-129.00
Total Other Expenses	**$ -129.00**
NET OTHER INCOME	$129.00
NET INCOME	$ -21,715.91